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SEC Mail Processing Section

AUG 2 7 2009

Washington, DC
100

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45219

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/08 (MM/DD/YY) AND ENDING 06/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Black Oak Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

205 S Walnut - PO Box 590
(No. and Street)

Rochester, IL 62563
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Eric R Stark 217-498-7876
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kerber, Eck & Braeckel LLP
(Name – *if individual, state last, first, middle name*)

1000 Myers Building - 1 West Old State Capitol Plaza
(Address) (City) (State) (Zip Code)
Springfield, IL 62701-1268

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AD 9/2

AB 9/1

OATH OR AFFIRMATION

I, Eric R Stark, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Black Oak Securities, Inc., as of June 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
SALLY E. ZIMMERMAN
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2013

Eric R. Stark
Signature

President
Title

Sally E Zimmerman
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLACK OAK SECURITIES, INC.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

June 30, 2009

CONTENTS

KEB
Kerber, Eck & Braeckel LLP

CPAs and
Management Consultants

1000 Myers Building
1 West Old State Capitol Plaza
Springfield, IL 62701-1268
ph 217.789.0960
fax 217.789.2822
www.kebcpa.com

Independent Auditors' Report

To Eric R. Stark, President
Black Oak Securities, Inc.

We have audited the accompanying statement of financial condition of Black Oak Securities, Inc. as of June 30, 2009, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit of these financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Black Oak Securities, Inc. as of June 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 - Net Capital Computation is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is stated fairly in all material respects in relation to the basic financial statements taken as a whole.

Kerber, Eck & Braeckel LLP

Springfield, Illinois
August 20, 2009

Black Oak Securities, Inc.

STATEMENT OF FINANCIAL POSITION

June 30, 2009

ASSETS

Cash	$	22,332
Investments - at fair value		63,049
Commissions receivable		5,818
Prepaid expenses		105
Total assets	$	91,304

LIABILITIES AND STOCKHOLDER'S EQUITY

Commissions payable	$	2,957
Accrued liabilities		1,700
Income taxes payable		2,792
Total liabilities		7,449
Common stock, $ 1 par value, 3,000 shares authorized and issued		3,000
Additional paid-in capital		3,000
Retained earnings		77,855
Total stockholder's equity		83,855
Total liabilities and stockholder's equity	$	91,304

The accompanying notes are an integral part of this statement.

Black Oak Securities, Inc.

STATEMENT OF OPERATIONS

For the year ended June 30, 2009

Revenue	
Securities commissions	$ 166,968
Unrealized loss on investments	(19,804)
Investment income	2,120
Total revenues	149,284
Expenses	
Administration fees	66,300
Commissions	80,159
Other operating expenses	455
Total expenses	146,914
Income before income taxes	2,370
Income tax expense	3,813
Net loss	$ (1,443)

The accompanying notes are an integral part of this statement.

Black Oak Securities, Inc.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the year ended June 30, 2009

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance at July 1, 2008	$ 3,000	$ 3,000	$ 79,298	$ 85,298
Net loss	-	-	(1,443)	(1,443)
Balance at June 30, 2009	$ 3,000	$ 3,000	$ 77,855	$ 83,855

The accompanying notes are an integral part of this statement.

Black Oak Securities, Inc.

STATEMENT OF CASH FLOWS

For the year ended June 30, 2009

Cash flows from operating activities		
Net loss	$	(1,443)
Adjustments to reconcile net loss to net cash provided by operating activities		
Unrealized loss on investments		19,804
Increase in commissions receivable		(4,818)
Decrease in deferred tax asset		1,021
Increase in commissions payable		1,957
Increase in accrued liabilities		500
Increase in income taxes payable		2,792
Net cash provided by operating activities		19,813
Cash flows from investing activities		
Purchase of investments		(6,100)
Proceeds from maturity of investments		5,292
Interest income reinvested		(2,070)
Net cash used in investing activities		(2,878)
Net increase in cash		16,935
Cash at beginning of year		5,397
Cash at end of year	$	22,332

The accompanying notes are an integral part of this statement.

NOTE A - SUMMARY OF ACCOUNTING POLICIES

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

1. Nature of Operations

Black Oak Securities, Inc. (Company) began operations September 28, 1992, as a broker-dealer in securities. The Company does not receive directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry any accounts of, or for customers. The Company is exempt from provisions of Rule 15c3-3 of the Securities and Exchange Commission on the basis that it carries no margin accounts and does not otherwise hold funds or securities for customers.

2. Investment Securities

The Company's securities investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are recorded at fair value as determined by quoted market prices or as estimated by management, with the change in fair value during the period included in earnings. The trading securities consist of mutual funds and a certificate of deposit.

3. Income Taxes

Deferred income taxes are provided on temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their tax bases. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns.

The Company has elected to defer application of FSP FIN 48, *Accounting for Uncertainty in Income Taxes,* as allowed in FSP FIN 48-3, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises.* The Company evaluates its tax positions and assesses their uncertainty, if any, through review and application of various sources of tax authority including statutes, regulations, rulings, court cases, and widely-held administrative practices.

NOTE A - SUMMARY OF ACCOUNTING POLICIES - Continued

4. Subsequent Events

Management has evaluated subsequent events for recognition and disclosure in the financial statements through August 20, 2009, which is the date the financial statements were available to be issued. Through August 20, 2009, no subsequent events required recognition or disclosure in the financial statements.

5. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

NOTE B - INVESTMENTS

At June 30, 2009, investments consist of mutual funds in the amount of $ 56,759 and a certificate of deposit in the amount of $ 6,290. The unrealized depreciation on trading securities totaled $ 19,804 for the year ended June 30, 2009, and is reflected in the statement of income. These investments are restricted in use to meet the net capital requirements as set forth in Rule 15c3-1 of the Securities and Exchange Act of 1934.

As of June 30, 2009, the Company held mutual funds that were in an unrealized loss position for a period of more than 12 months. Mutual funds with a fair value of $ 47,068 had total unrealized losses at June 30, 2009, of $ 10,245. The Company experienced no other-than-temporary declines in value of their investments during the year. The Company's decision to record an impairment loss is primarily based on whether the security's fair value is likely to remain significantly below its book value in light of all the factors considered. Factors that are considered include the length of time the security's fair value has been below carrying value, the credit worthiness of the issuer, and the dividend payment history of the issuer. For securities that are other-than-temporarily impaired, the security is adjusted to fair value and the resulting losses are recognized in realized gains (losses) in the statement of operations.

NOTE C - FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements*, which provides a framework for measuring fair value in accordance with GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS No. 157 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities. These assets and liabilities include debt and equity securities that are traded in an active exchange market, as well as U.S. Treasury securities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. These assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments. This category generally includes certain U.S. Government and agency mortgage-backed debt securities and corporate debt securities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. These assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant measurement judgment or estimation. This category generally includes certain private debt and equity investments.

The following discussion describes the valuation methodologies used for financial assets measured at fair value. The techniques utilized in estimating the fair values are affected by the assumptions used, including discount rates and estimates of the amount and timing of future cash flows. Care should be exercised in deriving conclusions about the Company's business, its value or financial position, based on the fair value information of financial assets presented below.

NOTE C - FAIR VALUE MEASUREMENTS - Continued

Fair value estimates are made at a specific point in time, based on available market information and judgments about the financial asset, including estimates of timing, amount of expected future cash flows and the credit standing of the issuer. In some cases, the fair value estimates cannot be substantiated by comparison to independent markets. Potential taxes and other expenses that would be incurred in an actual sale or settlement are not reflected in amounts disclosed. In addition, the disclosed fair value may not be realized in the immediate settlement of the financial asset. In addition, the disclosed fair values do not reflect any premium or discount that could result from offering for sale at one time an entire holding of a particular financial asset.

Fair values of mutual funds have been determined by the Company from observable market quotations, when available.

Fair value of the certificate of deposit has been determined based on the original deposit amount and due to the length of maturity, management has determined the original deposit amount approximates fair value.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of June 30, 2009. At June 30, 2009, Level 3 assets comprised approximately 10% of the Company's total investment portfolio fair value.

	Fair Value	Level 1	Level 2	Level 3
Investments				
Mutual funds	$ 56,759	$ 56,759	$ -	$ -
Certificate of deposit	6,290	-	-	6,290

The following table presents a reconciliation of the Level 3 certificate of deposit measured at fair value on a recurring basis for the year ended June 30, 2009.

Beginning balance	$ 5,291
Purchase	6,100
Withdrawal	(5,291)
Income reinvested	190
Ending balance	$ 6,290

NOTE D - INCOME TAXES

The components of the income tax provision at June 30, 2009, are as follows:

Current	
Federal	$ 1,831
State	961
	2,792
Deferred	1,021
	$ 3,813

Deferred tax assets at June 30, 2009, consist of the following:

Unrealized loss	$ 2,971
Less valuation allowance	(2,971)
	$ -

The valuation allowance was provided due to the uncertainty surrounding the amount of future benefit the Company will be able to recognize on unrealized losses of the investment portfolio.

NOTE E - NET CAPITAL REQUIREMENT

As a broker-dealer, the Company is subject to the net capital requirements of the Securities and Exchange Commission. Those requirements prohibit a broker-dealer from engaging in any securities transaction at a time when:

a. Its aggregate indebtedness exceeds 15 times its net capital as those defined in Rule 15 c3-1, or

b. Its net capital is less than the minimum required.

At June 30, 2009, the Company's net capital and required net capital were $ 67,915 and $ 5,000, respectively, and its ratio of aggregate indebtedness to net capital was 0.130:1.

NOTE F - RELATED-PARTY TRANSACTIONS

The Company is related to Administrative Services, Inc. through common ownership and management. The financial activities of Administrative Services, Inc. are not included in the accompanying financial statements. Administrative Services, Inc. pays all common administrative expenses of the Company. Common administrative expenses are set forth in a signed agreement between Administrative Services, Inc. and Black Oak Securities, Inc. Black Oak Securities, Inc. makes payments to Administrative Services, Inc. throughout the year for its share of these expenses. Expenses to Administrative Services, Inc. totaled $ 66,300 for the year ended June 30, 2009.

SUPPLEMENTARY INFORMATION

Black Oak Securities, Inc.

SCHEDULE 1 - NET CAPITAL COMPUTATION

June 30, 2009

Total assets	$	91,304
Total liabilities		7,449
Ownership equity		83,855
Less: Securities haircut		8,608
Non-liquid assets		5,818
Prepaid asset		105
Adjusted net capital	$	69,324
Computation of aggregate indebtedness Other liabilities	$	7,449
Aggregate indebtedness	$	7,449
Computation of net capital requirement		
A - Net capital requirement (6-2/3% of aggregate indebtedness)	$	497
B - Minimum net capital requirement	$	5,000
Net capital requirement (greater of A or B)	$	5,000
Excess net capital	$	64,324
Excess net capital at 1000%	$	68,579
Ratio of aggregate indebtedness to net capital		0.107:1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of June 30, 2009)		
Net capital, as reported in Company's Part II (unaudited FOCUS report)	$	74,567
Additional nonallowable assets resulting from audit adjustment		(4,818)
Audit adjustments		
To record additional commissions receivable		4,818
To record additional commissions payable		(1,957)
To record income taxes payable		(2,792)
Other		(494)
		(425)
Net capital per above	$	69,324

KEB
Kerber, Eck & Braeckel LLP

CPAs and
Management Consultants

1000 Myers Building
1 West Old State Capitol Plaza
Springfield, IL 62701-1268
ph 217.789.0960
fax 217.789.2822
www.kebcpa.com

Independent Auditors' Supplementary Report on Internal Accounting Control

To Eric R. Stark, President
Black Oak Securities, Inc.

In planning and performing our audit of the financial statements of Black Oak Securities, Inc. (the Company), as of and for the year ended June 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Also, as required by Rules 17a-5(g)(l) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including consideration of the control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of Black Oak Securities, Inc. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of practices and procedures

referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-15(g) lists additional objectives of the practices and procedures listed in the previous paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on August 20, 2009.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kerber, Eck & Braeckel LLP

Springfield, Illinois
August 20, 2009